

September 29, 2025

Amir Reichman
Chief Executive Officer
Scinai Immunotherapeutics Ltd.
Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

> **Re: Scinai Immunotherapeutics Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 22, 2025**
> **File No. 333-290437**

Dear Amir Reichman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Perry Wildes, Esq.